CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2009 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

Each of the undersigned hereby consents to the references to, and the information derived from, the reports titled “Revised Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated June 10, 2009, “Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated July 7, 2008 and “Competent Persons Report on Project 3 of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated June 9, 2008  and to the references, as applicable, to the undersigned’s name in the 40-F, the AIF and the MD&A.

Minxcon (Pty) Ltd //signed//________ Charles J. Muller Director Date: November 27, 2009